                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                           For the month of June, 2008

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached is a proxy statement and proxy card sent to shareholders of the company relating to an Extraordinary General Meeting of Shareholders scheduled to be held on July 24, 2008.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statements on Form S-8 (Registration Nos. 333-139021 and
333-111932).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        TEFRON LTD.
                                        (Registrant)

                                        By: /s/ Asaf Alperovitz
                                        Asaf Alperovitz
                                        Chief Financial Officer

                                        By: /s/ Hanoch Zlotnik
                                        Hanoch Zlotnik
                                        Treasurer

Date: June 26, 2008

                                   TEFRON LTD.
                      PARK AZORIM, 94 DERECH EM HAMOSHAVOT
                           PETACH TIKVA, 49527 ISRAEL

                         ------------------------------

             NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

                           TO BE HELD ON JULY 24, 2008

                         ------------------------------

Dear Shareholder,

     You are cordially invited to attend the Extraordinary General Meeting of the shareholders of Tefron Ltd. (the "COMPANY") to be held at the Company's offices located at Park Azorim, 94 Derech Em Hamoshavot, Petach Tikva, Israel on
July 24, 2008, at 11:00 a.m., Israel time (the "MEETING"). The agenda for the
Meeting is to approve the terms of office for our active Chairman of the Board,
Mr. Yacov Gelbard, including among others, compensation arrangements, payment of expenses, grant of options and insurance and indemnification arrangements.

     In addition, the shareholders may consider to conduct such other business as may properly come before the Extraordinary General Meeting or any adjournments or postponements thereof.

     The foregoing items of business are more fully described in the Proxy
Statement accompanying this Notice.

     Only shareholders of record at the close of business on June 23, 2008 will be entitled to notice of and to vote at the Meeting and any adjournment thereof.

     Whether or not you plan to attend the Extraordinary General Meeting, you are urged to promptly complete, date and sign the enclosed proxy, and mail it in the enclosed envelope which requires no postage if mailed in the United States.
Return of your proxy does not deprive you of your right to attend the
Extraordinary General Meeting and vote your shares in person.

     Pursuant to the Articles of Association of the Company, a proxy will be effective only if received by the Company at least two hours prior to the time of the Extraordinary General Meeting.

By Order of the Board of Directors,

MICHAL BAUMWALD ORON
COMPANY SECRETARY
June 26, 2008

                                   TEFRON LTD.
                      PARK AZORIM, 94 DERECH EM HAMOSHAVOT
                           PETACH TIKVA, 49527 ISRAEL

                                 PROXY STATEMENT

                  EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

     This Proxy Statement is furnished to shareholders in connection with the solicitation by the Board of Directors of Tefron Ltd. (the "COMPANY" or
"TEFRON") of proxies to be voted at the Extraordinary General Meeting (the
"MEETING") of the shareholders of the Company to be held on July 24, 2008 at
11:00 am., Israel time, at the Company's offices located at Park Azorim, 94
Derech Em Hamoshavot, Petach Tikva, Israel and at any adjournments or postponements thereof. A copy of the Notice of Extraordinary General Meeting of
Shareholders accompanies this Proxy Statement. This Proxy Statement and the proxies solicited hereby are first being sent or delivered to the shareholders on or about June 26, 2008.

     Shareholders will be asked to approve the terms of office for our active
Chairman of the Board, Mr. Yacov Gelbard, including among others, compensation arrangements, payment of expenses, grant of options and insurance and indemnification arrangements.

PROXIES; COUNTING OF VOTES

     Proxies for use at the Meeting are being solicited by the Board of
Directors of the Company. A form of proxy for use at the Meeting is attached.
The completed proxy should be sent to the Company in the pre-addressed envelope provided and received by the Company at least two (2) hours before the Meeting.
Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Ordinary Shares of the Company
(the "ORDINARY SHARES") covered thereby in accordance with the directions of the shareholder executing such proxy. Subject to applicable law and the rules of the
New York Stock Exchange, in the absence of such instructions, the Ordinary
Shares represented by properly executed and received proxies will be voted "FOR"
the proposed resolution to be presented to the Meeting for which the Board of
Directors recommends a "FOR" vote.

     Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Shareholders may vote shares directly held in their name in person at the Meeting. If a shareholder wants to vote in person at the
Meeting shares held in street name, the shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares as well as a statement from the broker, bank or other nominee that it did not vote such shares, and the shareholder must present such legal proxy and statement at the
Meeting. Attendance at the Meeting will not, by itself, revoke a proxy.

     THE BOARD OF DIRECTORS DOES NOT KNOW OF ANY MATTER, OTHER THAN THOSE SET
FORTH HEREIN, THAT IS EXPECTED TO BE PRESENTED FOR CONSIDERATION AT THE MEETING.
HOWEVER, IF OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE PERSONS NAMED IN
THE ACCOMPANYING PROXY ARE AUTHORIZED TO VOTE ON SUCH MATTERS USING THEIR
DISCRETION.

RECORD DATE; SOLICITATION OF PROXIES

     Only shareholders of record at the close of business on June 23, 2008 will be entitled to vote at the Meeting and any adjournment thereof. Proxies will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, fax or other personal contact.
Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries and other custodians holding Ordinary Shares in their names for others to send proxy materials to and obtain proxies from the beneficial owners of such Ordinary Shares. The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

     To the extent you would like to state your position with respect to any of the proposals described in this proxy statement, in addition to any right you may have under applicable law, pursuant to regulations under the Israeli
Companies Law, 1999 (the "COMPANIES LAW"), you may do so by delivery of a notice to the Company's offices located at Park Azorim, 94 Derech Em Hamoshavot, Petach
Tikva 49527, Israel, not later than July 3, 2008.

     Following the Meeting, one or more shareholders holding, at the Record
Date, at least 1,060,149 Ordinary Shares, which represent approximately five percent (5%) of the total voting rights of the Company, which are not held by controlling shareholders of the Company, may review the Proxy Cards submitted to the Company at Company's offices during business hours.

QUORUM AND VOTING REQUIREMENTS

     On June 20, 2008, the Company had 21,202,986 Ordinary Shares outstanding, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. This number does not include 997,400 Ordinary Shares held by a wholly-owned subsidiary of the Company.

     At the Meeting, each shareholder of record will be entitled to one vote for each Ordinary Share held by him in respect of each matter to be voted upon.

     Two or more shareholders, present in person or by proxy and holding or representing shares conferring in the aggregate at least twenty five percent
(25%) of the voting power of the Company, will constitute a quorum at the
Meeting. Shares that are voted in person or by proxy "FOR" or "AGAINST" are treated as being present at the Meeting for purposes of establishing a quorum and are also treated as voted at the Meeting with respect to such matters.
Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but such abstentions and broker non-votes will not be counted for purposes of determining the number of votes cast with respect to the particular proposal. If a quorum is not present within thirty minutes from the time appointed for the Meeting, the
Meeting will be adjourned to the same day on the following week, at the same time and place, or to such day and at such time and place as the Chairman of the
Meeting may determine. At such adjourned Meeting, any two shareholders, present in person or by proxy, will constitute a quorum.

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary to approve the terms of office for Mr. Gelbard.

     This Proxy Statement and the Proxy Cards attached hereto shall be deemed to constitute voting deeds (Ktavei Hatzba'a) for the purpose of regulation 3(c) of the Israel Companies Regulations (Alleviation for Public Companies whose shares are listed on a Stock Exchange Outside of Israel), 2000.

                       BENEFICIAL OWNERSHIP OF SECURITIES
                   BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information as of June 20, 2008 concerning the only persons or entities known to the Company to own beneficially more than five percent (5%) of the Company's outstanding Ordinary Shares. The information presented in this table is based on 21,202,986 Ordinary Shares outstanding as of June 20, 2008, but does not take into account 997,400 Ordinary
Shares held by a wholly owned subsidiary of the Company. The number of Ordinary
Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were exercisable at June 20, 2008, or exercisable within 60 days of June 20, 2008. The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options, but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person. None of the holders of the Ordinary
Shares listed in this table have voting rights different from other holders of the Ordinary Shares.

                                         NUMBER OF            PERCENT OF
NAME                                   SHARES OWNED        ORDINARY SHARES*
-----------------------------------   --------------   -------------------------

Norfet, Limited Partnership
c/o Fimi 2001 Ltd.
Rubinstein House
37 Begin Rd.
Tel Aviv, Israel                        4,613,085 (1)       21.76%

Wellington Management Company, LLP
75 State Street,
Boston, MA                              2,985,900 (2)       14.08%

* Does not take into account 997,400 Ordinary Shares held by a wholly owned subsidiary of the Company.

(1)  Norfet L.P is an Israeli partnership. As of June 20, 2008, 8.82% of Norfet was held by FIMI Opportunity Fund, LP, approximately 45.61% of Norfet was held by FIMI Israel Opportunity Fund, Limited Partnership, approximately
     34.45% was held by Mivtach Shamir Holdings Ltd., approximately 3.45% was held by Migdal Insurance Company, approximately 6.89% was held by First
     International Bank of Israel and approximately 0.786% was held by Zaleznick and Butler. In addition, pursuant to Rule 13d-5, (i) Mr. Ishay Davidi, a director of the Company, may be deemed to beneficially own the shares held by Norfet due to his position as CEO of FIMI 2001 Ltd. and senior partner of FIMI Israel, Opportunity Fund, Limited Partnership and FIMI Opportunity
     Fund, L.P. and (ii) Mr. Meir Shamir, a director in the Company, may be deemed to beneficially own the shares held by Norfet due to his 40.02%
     interest in Mivtah Shamir.

(2)  Wellington Management Company, LLP has voting power over 2,063,400 of these shares.

DIRECTORS AND SENIOR MANAGERS

     As of June 20, 2008, the following directors and senior managers beneficially held the number of Ordinary Shares set forth in the table below.
The information in this table is based on 21,202,986 Ordinary Shares (excluding
997,400 shares owned by a wholly owned subsidiary) outstanding as of June 20,
2008. The number of Ordinary Shares beneficially owned by a person includes
Ordinary Shares subject to options held by that person that were exercisable at
June 20, 2008 or exercisable within 60 days of June 20, 2008. The Ordinary
Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person. Except as disclosed below, to the Company's knowledge, none of the directors or senior managers beneficially owns any Ordinary Shares.

                                                             NUMBER OF       % OF ORDINARY SHARES
NAME                                                      ORDINARY SHARES        OUTSTANDING**
-----------------------------------------------------    -----------------   --------------------

Yacov Gelbard                                                     ---                ---
Ishay Davidi                                                4,632,767 (1)          21.84%
Meir Shamir                                                 4,613,085 (2)          21.76%
Yosef Shiran                                                  815,000 (3)           3.70%
Micha Korman                                                        *                  *
Avi Zigelman                                                      ---                ---
Shirit Kasher                                                     ---                ---
Yacov Elinav                                                      ---                ---
Eli Admoni                                                        ---                ---
Yarom Oren                                                        ---                ---
Zvi Limon                                                     692,270 (4)           3.26%
Asaf Alperovitz                                                     *                  *
Itamar Harchol                                                      *                  *
Anat Barkan                                                       ---                ---
David Gerbi                                                         *                  *
Ronny Grundland                                                   ---                ---
Ilan Gilboa                                                         *                  *
Michal Baumwald Oron                                                *                  *
Alon Shadmi                                                         *                  *
Amit Eshet                                                          *                  *
Directors and senior managers as a group (12 persons)       6,381,919 (5)          28.67%

------------------
*    Less than one percent (1%) of the outstanding Ordinary Shares.

**   Does not take into account 997,400 Ordinary Shares held by a wholly owned subsidiary of the Company.

     (1)  Consists of (i) 4,613,085 Ordinary Shares held by Norfet, which Mr.
          Ishay Davidi may be deemed to beneficially own under U.S. securities laws since he serves as CEO of FIMI 2001 Ltd., which controls the general partner of Norfet, one of the Norfet limited partners (which is managed by FIMI 2001 Ltd.) as well as the other Norfet limited partners by virtue of an irrevocable power of attorney; and (ii)
          19,682 Ordinary Shares held by FIMI, which Mr. Ishay Davidi may be deemed to beneficially own in accordance with the above mentioned.

     (2)  Consists of 4,613,085 Ordinary Shares held by Norfet, which Mr. Shamir may be deemed to beneficially own due to his 40% interest in
          Mivtah-Shamir, which held an approximately 34.45% interest in Norfet as of June 20, 2008.

     (3)  Consists of 815,000 Ordinary Shares subject to options exercisable at prices that are between $3.388 and $3.59 per share (which expire between 2011 and 2012).

     (4)  Consists of (i) 689,670 Ordinary Shares held by Rimon Investment
          Master Fund, LP ("Rimon"), which Mr. Zvi Limon may be deemed to beneficially own under U.S. securities laws since he serves as a partner in the management company of Rimon; and (ii) 2,600 Ordinary
          Shares held by Mr. Zvi Limon directly.

     (5)  Consists of (i) 4,613,085 Ordinary Shares held by Norfet, which Mr.
          Ishay Davidi may be deemed to beneficially own under U.S. securities laws since he serves as CEO of FIMI 2001 Ltd., which controls the general partner and one of the limited partners of Norfet and which
          Meir Shamir may be deemed to beneficially own under U.S. securities laws due to his 40% interest in Mivtah-Shamir, which held an approximately 34.45% interest in Norfet as of June 20, 2008; (ii)
          19,682 Ordinary Shares held by FIMI which Mr. Ishay Davidi may be deemed to beneficially own under U.S. securities laws since he serves as CEO of FIMI 2001 Ltd., which controls the general partner and one of the limited partners of Norfet; (iii) 689,670 Ordinary Shares held by Rimon, which Mr. Zvi Limon may be deemed to beneficially own under
          U.S. securities laws since he serves as a partner in the management company of Rimon; (iv) 2,600 Ordinary Shares held by Mr. Zvi Limon directly; and (v) 1,056,882 options (exercisable within 60 days) to purchase 1,056,882 Ordinary Shares. The exercise prices of these options range from 3.388 to 11.275 per share. These options will expire between 2009 and 2016.

EXECUTIVE COMPENSATION

     The aggregate direct remuneration paid to all Directors and senior management as a group for services in all capacities for the year ended December
31, 2007 was approximately $2.2 million, of which $90,500 was paid to Directors in their capacities as Directors. Approximately NIS 280,000 was set aside or accrued for vacation and recuperation pay. Negligible amounts were set aside or accrued to provide pension, retirement or similar benefits. The amount does not include any amounts expended by the Company for automobiles made available to its officers, expenses (including business travel and professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel and $120,000 in management fees paid to Norfet and $80,000 in management fees paid to New York Delights, a company wholly owned by Arie Wolfson, a former director and former chairman of the Company's Board of Directors.

     In 2007, the Company did not grant options under the Share Option Plan.

PROPOSAL FOR APPROVING THE TERMS OF OFFICE OF OUR ACTIVE CHAIRMAN OF THE BOARD
OF DIRECTORS

     Under the Companies Law, a director's terms of office (including compensation) requires the approval of the Audit Committee, the Board of
Directors and the shareholders of the Company. The Audit Committee and the Board
of Directors have approved the terms of office of the active Chairman of the
Board of Directors, Mr. Yacov Gelbard ("MR. GELBARD"). It is now proposed that the shareholders do the same.

     Mr. Gelbard began rendering his services to the Company on January 1, 2008 as Active Chairman of the Company's Board of Directors. Mr. Gelbard is to
provide management services to the Company as an independent contractor pursuant to a proposed Services Agreement between the Company and Mr. Gelbard (the
"AGREEMENT"), the material terms of which are described below.

     THE SERVICES. Mr. Gelbard will be an active partner and will assist in the formulation and execution of the long term and short term policies of the
Company, including the advancement of the business of the Company. Mr. Gelbard will contribute of his experience and capabilities, as much as will be required, for the providence of the Services to the Company and its subsidiaries.

     MONTHLY FEE. The Company will pay Mr. Gelbard a monthly fee of NIS 60,000
(the "MONTHLY FEE"), subject to increases at the end of each fiscal quarter in accordance with increases in the Israeli consumer price index since December 15,
2007 (the "INCREASED MONTHLY FEE"), in each case plus VAT. This compensation is to constitute the total compensation due to Mr. Gelbard under the Agreement and includes the consideration for any social and fringe benefits to which Mr.
Gelbard is entitled to (whether for annual vacation, recuperation pay, bituach leumi (social welfare payments), severance pay, education fund and other benefits).

     EXPENSES. Mr. Gelbard will be entitled to a reimbursement of all expenses incurred in connection with his position, whether in Israel or abroad, including but not limited to car expenses, board and lodging, hospitality and similar items.

     OPTIONS. Mr. Gelbard would be granted options to purchase 300,000 Ordinary
Shares (the: "Options"). The exercise price of the Options would be equal to the closing price per share of Tefron's ordinary shares on the New York Stock
Exchange on the day on which the Company's shareholders' approve the grant of the Options (the "relevant day"). The Options are to vest over a period of three
(3) years - one-third upon the completion of 12 months from the relevant day, one-third upon completion of 24 months from the relevant day and one-third upon completion of 36 months from the relevant day, assuming, in each case that the
Agreement is in full force and effect at the end of the prescribed vesting periods. The Options would be subject to the terms of the Company's share option plan.

     Mr. Gelbard would be able to exercise any vested Options starting from the elapse of the applicable holding period set in section 102 to the Israeli Tax
Ordinance and until five years from the relevant day, subject to the applicable law. Should Mr. Gelbard terminate the Agreement, he would be entitled to exercise the vested Options until the earlier of two years from termination of the Agreement or five years from the relevant day, whether or not the Agreement is in effect at the time of exercise. However, in the event of the distribution of a dividend on the Company's ordinary shares, then an amount equal to the dividend per share will be deducted from the exercise price of each Option that
Mr. Gelbard is not able to exercise as of the date of record date for such dividend, whether because such options had not yet vested or because the applicable holding period for such options under section 102 of the Israeli Tax
Ordinance had not yet elapsed. The Agreement also provides that the adjustment described above shall apply MUTATIS MUTANDIS to distribution of bonus shares by the Company.

     The Audit Committee and Board of Directors of the Company have already approved the grant of these options to Mr. Gelbard, shareholders will be asked at the Meeting as part of this proposal to approve the grant of these options to
Mr. Gelbard.

     INSURANCE AND INDEMNIFICATION. Mr. Gelbard will be included in the
Company's Directors' and Officers' liability insurance policy in connection with the services rendered under the Agreement. The Company will also provide Mr.
Gelbard with an indemnification letter in the form approved by the Company's shareholders on August 7, 2007.

     CONFIDENTIALITY. Mr. Gelbard undertakes to hold in confidence and not to disclose and use (except in the capacity of his position) any information related to the Company obtained by Gelbard while providing his services. The confidentiality provision will survive the termination of the Agreement.

                                       10

     OTHER SERVICES. Mr. Gelbard will be permitted to engage in other activities as long as they will not interfere with his obligations to the Company or cause a conflict of interest. In the event Mr. Gelbard is interested in serving as chairman of the board of directors of a company other than Tefron (during the period covered by his agreement with the Company), he is required to submit a written notice to the Company within a reasonable period of time prior to his appointment.

     NON-COMPETE. During the period of the Agreement and for a period of six (6)
months following the termination thereof, Mr. Gelbard undertakes not to compete, directly or indirectly, with the Company and with any of the Company's projects and/or activities.

     TERM/TERMINATION. The term of the agreement is to be initially for 12 months commencing January 1, 2008 (the "INITIAL PERIOD"). To the extent the parties do not provide a termination notice, and to the extent the Agreement is not terminated for cause, the Agreement will then be extended automatically for an additional unlimited term (the "EXTENDED PERIOD"). During the Extended
Period, each party may terminate the Agreement upon ninety (90) days prior written notice (such 90-day period, the "NOTICE PERIOD"). During the Notice
Period, Mr. Gelbard would continue to provide the services and be entitled to the compensation pursuant to the Agreement, although the Company is entitled to waive Mr. Gelbards' services with the Company during the Notice Period or any part thereof so long as the Company pays Mr. Gelbard his compensation for the remainder of the Notice Period. The Company will have a right to terminate the
Agreement immediately for cause, which includes among others, a material breach by Mr. Gelbard of his confidentiality undertaking and/or duty of loyalty to the
Company and/or a breach by Mr. Gelbard of a fundamental term of the Agreement that can be cured, but which is not cured within 14 days of demand to do so.

     It is proposed that at the Meeting, the following Resolution be adopted:

     "RESOLVED, TO APPROVE AND AUTHORIZE THE ENTRY INTO THE SERVICES AGREEMENT
BETWEEN THE COMPANY AND MR. YACOV GELBARD AND TO APPROVE THE RETENTION OF HIS
SERVICES AND HIS TERMS OF OFFICE, INCLUDING SUCH FEES AND OPTIONS GRANTED AND
COSTS AND EXPENSES INCURRED IN CONNECTION WITH SUCH SERVICES."

     The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

                                  OTHER MATTERS

     The Board of Directors knows of no matters that are to be brought before the meeting other than as set forth in the Notice of Extraordinary General
Meeting. If any other matter requiring a vote of the shareholders properly comes before the meeting, the persons named in the enclosed form of proxy are authorized to vote on such matter using their discretion.

By Order of the Board of Directors

MICHAL BAUMWALD ORON
COMPANY SECRETARY
June 26, 2008

                EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

                                   TEFRON LTD.

                                  JULY 24, 2008

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

                                    ^ Please detach along perforated line and mail in the envelope provided. ^
-------------------------------------------------------------------------------------------------------------------------------------------------------
             PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
-------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                                  FOR  AGAINST  ABSTAIN
                                                                  1.  To approve the terms of office for our active chairman of the board, MR. Yacov Gelbard, including among others,
                                                                      compensation arrangements, payment of expenses, grant of    [_]    [_]      [_]
                                                                      options and insurance and indemnification arrangements, as more fully described in the Proxy Statement accompanying
                                                                      this Proxy Card.

                                                                  Pursuant to the Articles of association of the Company, a proxy will be effective only if received by the Company at least two hours prior to the time of the Extraordinary General Meeting

----------------------------------------------------------------
To change the address on your account, please check the
box at right and indicate your new address in the address    [_]
space above. Please note that changes to the registered
name(s) on the account may not be submitted via this method.
----------------------------------------------------------------

Signature of Shareholder________________________ Date:_____________ Signature of Shareholder________________________ Date:_____________

     NOTE: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.
           If signer is a partnership, please sign in partnership name by authorized person.

                                      PROXY

                                   TEFRON LTD.

                      PARK AZORIM, 94 DERECH EM HAMOSHAVOT
                           PETACH TIKVA, 49527 ISRAEL

   THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY

              FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

                           TO BE HELD ON JULY 24, 2008

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Mr. Asaf Alperovitz and Ms. Michal Baumwald Oron, and each of them, as agent and proxy for the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of Tefron Ltd. (the "COMPANY"),
standing in the name of the undersigned at the close of business on June 23,
2008, at the Extraordinary General Meeting of Shareholders of the Company to be
held at the Company's offices, Park Azorim, 94 Derech Em Hamoshavot, Petach
Tikva, Israel, on July 24, 2008 at 11:00 a.m. (Israel time) and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows.

The proxies are authorized to vote in their discretion on such other matters as may properly come before the meeting.

THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED IN THE MANNER DIRECTED.
TO THE EXTENT PERMITTED BY LAW AND APPLICABLE STOCK EXCHANGE REQUIREMENTS, IF NO
INSTRUCTIONS TO THE CONTRARY ARE INDICATED, THE SHARES WILL BE VOTED "FOR" ALL
THE PROPOSALS, AND IN ACCORDANCE WITH THE DISCRETION OF THE PROXIES ON SUCH
OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING.

                (CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)